SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No   ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Letter to the Comisión Nacional de Valores (CNV) [Argentine Securities Commission] dated August 3, 2011 regarding Annual and Extraordinary General and Special Class A Preferred Stockholders’ Meeting of Nortel Inversora S.A.
2.	Summary of the Resolutions approved by the Annual and Extraordinary General and Special Class A Preferred Stockholders’ Meeting held on August 2nd, 2011 (the “Meeting”).

NORTEL INVERSORA S.A.

Buenos Aires, August 3, 2011

Mr. President of the

Comisión Nacional de Valores

Lic. Alejandro Vanoli

S                /                     D

Re: Annual and Extraordinary General and Special Class A Preferred Stockholders’ Meeting of Nortel Inversora S.A.

Dear Sir:

As Officer in Charge of Market Relations of Nortel Inversora S.A. (“Nortel”), I hereby inform you that at the above mentioned Meeting, dated as of August 2, 2011, Nortel’s stockholders approved the following:

1.	When considering the second item of the Agenda, which reads: “Consideration of the non-appropriated profit amounts as of December 31, 2010 of AR$2,620 million (currently AR$2,231 million, following the dividend distribution in an amount of AR$389 million approved by the stockholders’ meeting held on April 7, 2011). Proposal of the Board of Directors on (i) a new payment in cash of a preferred basic dividend to the Class A Preferred Shares subject to the scheduled redemption to be considered as Item Three of the Agenda, pursuant to the terms and conditions of issuance; and (ii) the carrying forward of the remaining balance. The amount to be paid pursuant to (i) shall be subject to the application –on its assesment basis- of the Coeficiente de Estabilización de Referencia (“CER”) corresponding to the date on which such amount will be effectively made available, which adjustment will in turn be reflected on the remaining balance to be carried forward, with a majority vote:

a)	To make available for payment, in cash, as from August 29, 2011, a preferred basic dividend corresponding to the “Class A” Preferred Shares subject to the scheduled redemption considered as Item Three of the Agenda, so as to cancel all of the preferred basic dividends accumulated by the “Class A” Preferred Shares subject to scheduled redemption (hereinafter, the “Redeemed Shares”, term that shall be construed to include the “Additional Shares”, as defined further below, in paragraph 2);

b)	To inform that, as a result of such payment, the following will be discharged: (a) 75.252562% of the total preferred basic dividends accumulated by the Redeemed Shares relating to fiscal year 2008, which –as of the date hereof- is the balance of such dividends; and (b) 100% of the preferred basic dividends accumulated by the Redeemed Shares relating to fiscal years 2009 and 2010;

c)

To illustrate the above by explaining that, based on an aggregate of 418,198 Redeemed Shares, and applying the projected CER corresponding to August 29, 2011, (2.8022), the total amount of such dividend would be AR$57,749,963.82, which represents an amount of AR$138.092396 per “Class A” Preferred Share, which in turn represents 704.27% of the nominal value of the “Class A” Preferred Shares before such redemption and 1.381% of the nominal value of the Redeemed Shares;

d)	That such amount be adjusted based on the application of the CER applicable on the date on which it shall be made available and on the final number of Redeemed Shares;

e)	That the calculation of the final value of the preferred basic dividends corresponding to the Redeemed Shares be determined at a Board Meeting to be held on August 17, 2011, once the CER applicable as of August 29, 2011 (date on which it is proposed that the payment of such dividend be made available) is publicly known;

f)	To make available for payment, in cash, as from August 29, 2011, a distribution amount, in addition to the one mentioned in paragraph (i), attributable to the non-appropriated profit amounts, of AR$62.71 per “Class A” Preferred Share subject to the scheduled redemption considered as Item Three of the Agenda, payable only and exclusively to those holders of Redeemed Shares who accept the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1=AP$1) and release Nortel from any claim relating to the “pesificación”, the accrual of interest and the calculation, attribution or priority of all redemption and dividend payments considered by the shareholders’ meeting –or made in the past and referred to the Redeemed Shares - and execute, before August 15, 2011, a settlement agreement with the Company, to the Company’s satisfaction, releasing and irrevocably and definitively terminating any of such claims;

g)	That such payment shall be made in Argentine pesos, following the execution of the settlement agreement referred to above by the applicable shareholders;

h)	To carry forward the balance of non-appropriated profit amounts;

i)	To inform that, based on the Annual and Extraordinary General and Special “Class A” Shareholders’ Meeting held on April 7, 2011, which also approved the payment of preferred basic dividends to the “Class A” Shareholders, the balance of non-appropriated profit amounts to be carried forward, taking into account the projected CER corresponding to August 29, 2011, amounts to AR$2,173 million, which amount shall be adjusted by deducting from it the total amount arising from the payment of the additional distribution referred to in paragraph (f) above.

2.	In addition, when considering the Third item of the Agenda, which reads: “Reduction of the capital stock as a result of the scheduled redemption (pursuant to the terms and conditions of issuance), pro rata of each shareholder’s holdings, of (i) 418,198 Class “A” Preferred Shares, par value AR$10 per share, at the applicable redemption value, to be adjusted by application of the CER corresponding to the date on which the redemption value will be effectively made available; and (ii) the number of Class “A” Preferred Shares that will need to be redeemed as a consequence of the fractions resulting from the calculation of the redemption referred to in (i), at the same value.”, they have resolved:

a)

to approve the scheduled redemption, as from August 30, 2011 and once the distribution amount approved in Item Two of the Agenda has been made available, pro rata of each “Class A” Preferred Shareholder, of 418,198 “Class A” Preferred Shares, at a par value of AR$10 per “Class A” Preferred Share, representing approximately 51% of the “Class A” Preferred Shares, pursuant to the terms and conditions of issuance, at a redemption

2

price of AR$836.155681 per share (including adjustment by a projected CER as of August 30, 2011), which is subject to the application of the CER corresponding to the date on which the redemption value will be effectively made available;

b)	To inform that, based on the projected CER as of August 30, 2011, the aggregate redemption value of the Redeemed Shares amounts to AR$ 349,678,633;

c)	To reduce the Company’s capital stock in an amount resulting from the redemption of “Class A” Preferred Shares approved in paragraph (a) above. Based on the projected CER as of August 30, 2011, the Company’s accounts would be reduced by the following amounts: Capital Stock: AR$4,181,980; Inflation Adjustment of Capital Stock AR$6,645,209 (which represent 5.48755% of each of such accounts) and Share Issue Premiums: AR$338,851,444 (which represents the remaining balance), which total AR$349,678,633;

d)	To inform that the remaining balance attributable to the Share Issue Premiums account shall be determined based on the CER applicable to the date on which the redemption value is effectively made available;

e)	To make clear that, if any fraction of a “Class A” Preferred Share resulted from the approved redemption and its pro rata application on the aggregate of the holding of each “Class A” Preferred Shareholder, the shares aggregating such fractions (the “Additional Shares”) shall be subject to redemption at the same value set forth in paragraph (a) above, and the shareholders shall receive in cash the redemption value of their respective fraction in an effective and identical value as that set forth in paragraph (a) above. As of the date of the Meeting, four (4) Additional Shares will be redeemed.

f)	to reduce the Company’s capital stock in an amount resulting from the redemption of the Additional Shares by means of reducing the Company’s accounts in the manner mentioned in paragraph c) above;

g)	that the calculation of the shares to be redeemed and their final value be determined at a Board Meeting to be held on August 17, 2011, once the CER applicable as of August 30, 2011 (date on which it is proposed that the payment of such dividend be made available) is publicly known; and

h)	that August 17, 2011 be the record date on which the respective holdings of the Class “A” Preferred Shares be considered and the number of Additional Shares be calculated.

2.	In addition, when considering the Fourth item of the Agenda, which reads: “Ratification by the holders of Class “A” Preferred Shares, at a special shareholders’ meeting of holders of Class “A” Preferred Shares, of the resolutions approved in connection with Items Second and Third of the Agenda”, the special shareholders’ meeting of holders of Class “A” Shares has unanimously ratified the resolutions passed in Items Two and Three of the Agenda.

Sincerely yours,

/s/ Jorge Alberto Firpo

Jorge Alberto Firpo

Officer in Charge of Market Relations

3

NORTEL INVERSORA S.A.

Summary of the Resolutions approved by the Annual and Extraordinary General and Special Class A Preferred Stockholders’ Meeting held on August 2nd, 2011 (the “Meeting”).

There were three (3) stockholders present, all of them by proxy, with an aggregate of 5,839,020 shares, representing 76.62% of the capital stock and 94.94% of the votes, with one stockholder having registered 5,330,400 common shares, with an aggregate par value of $53,304,000 and 5,330,400 votes, representing 100% of the common shares, and two (2) stockholders having registered 508,620 Class A Preferred Shares, with a par value of $10 each and one vote per share, representing 62.03% of the Class A Preferred Shares.

1)	Appointment of two stockholders to approve and sign the Minutes.

The meeting resolved that the two stockholders present at the meeting, who registered the highest amount of shares to participate in it, should sign the Minutes.

2)	Consideration of the non-appropriated profit amounts as of December 31, 2010 of AR$2,620 million (currently AR$2,231 million, following the dividend distribution in an amount of AR$389 million approved by the stockholders’ meeting held on April 7, 2011). Proposal of the Board of Directors on (i) a new payment in cash of a preferred basic dividend to the Class A Preferred Shares subject to the scheduled redemption to be considered as Item Three of the Agenda, pursuant to the terms and conditions of issuance; and (ii) the carrying forward of the remaining balance. The amount to be paid pursuant to (i) shall be subject to the application –on its assesment basis- of the Coeficiente de Estabilización de Referencia (“CER”) corresponding to the date on which such amount will be effectively made available, which adjustment will in turn be reflected on the remaining balance to be carried forward.

The Meeting resolved to approve the following proposal made by the Board:

(i)

payment, in cash, as from August 29, 2011, a new preferred basic dividend corresponding to the “Class A” Preferred Shares subject to the scheduled redemption considered as Item Three of the Agenda, so as to cancel all of the preferred basic dividends accumulated by the “Class A” Preferred Shares subject to scheduled redemption, pursuant to item X.5 (Section 17), first paragraph, of the Rules of the Comisión Nacional de Valores (CNV) [Argentine Securities Commission]. As a result of such payment, the following will be discharged: (a) 75.252562% of the total preferred basic dividends accumulated by the “Class A” Preferred subject to scheduled redemption relating to fiscal year 2008, which –as of the date hereof- is the balance of such dividends; and (b) 100% of the preferred basic dividends accumulated by the “Class A” Preferred subject to scheduled redemption relating to fiscal years 2009 and 2010. The total amount of such dividend shall be determined based on the application of CER and on the final number of “Class A” Preferred subject to scheduled redemption, in accordance with the clarifications provided in Item Three of the Agenda.

It was also explained that, based on an aggregate of 418,198 Shares subject to the scheduled redemption considered as Item Three of the Agenda, and applying the projected CER corresponding to August 29, 2011, (2.8022), the total amount of such dividend would be AR$57,749,963.82, which represents an amount of AR$138.092396 per “Class A” Preferred Share subject to such scheduled redemption (which amounts shall be adjusted based on the CER applicable on the date on which the dividends are effectively made available). It was also clarified that the aggregate amount of such dividend represents 704.27% of the nominal value of the “Class A” Preferred Shares before such redemption, and 1.381% of the nominal value of the “Class A” Preferred Shares subject to such redemption.

(ii)	payment, in cash, as from August 29, 2011, of a distribution amount, in addition to the one mentioned in paragraph (i), attributable to the non-appropriated profit amounts, of $62.71 per “Class A” Preferred Share subject to the scheduled redemption considered as Item Three of the Agenda, payable only and exclusively to those holders of redeemed shares who accept the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1=AP$1) and release Nortel from any claim relating to the “pesificación”, the accrual of interest and the calculation, attribution or priority of all redemption and dividend payments considered by the shareholders’ meeting –or made in the past and referred to the shares subject to such scheduled redemption- and execute, before August 15, 2011, a settlement agreement with the Company, to the Company’s satisfaction, releasing and irrevocably and definitively terminating any of such claims. Such payment shall be made in Argentine pesos, following the execution of the agreement referred to above by the applicable shareholders.

(iii)	to carry forward the balance of non-appropriated profit amounts, taking into account the payment of basic preferred dividends to the “Class A” Preferred Shares resolutions approved by the Annual and Extraordinary General and Special “Class A” Shareholders’ Meeting held on April 7, 2011. Such amount shall be determined based on the calculations arising from paragraph (i) above. In addition, the total amount arising from the payment of the additional distribution referred to in paragraph (ii) shall be deducted from such amount.

It was also informed that, based on the Annual and Extraordinary General and Special “Class A” Shareholders’ Meeting held on April 7, 2011, which also approved the payment of preferred basic dividends to the “Class A” Shareholders, the balance of non-appropriated profit amounts to be carried forward, taking into account the projected CER corresponding to August 29, 2011, amounts to AR$2,173 million (amount that shall be adjusted by the CER in effect on the date on which the dividends are made available and by the final number of shares subject to scheduled redemption referred to in Item Three of the Agenda). The total amount arising from the payment of the additional distribution referred to in paragraph (ii) above shall be deducted from such amount.

(v)	to grant powers to the Board of Directors for purposes of perfecting the payments referred to in paragraphs (i) and (ii) above.

It was also resolved that (a) the calculation of the final value of the preferred basic dividends referred to in paragraph (i) above be determined at a Board Meeting to be held on August 17, 2011, once the CER applicable as of August 29, 2011 is publicly known; (b) the settlement agreement referred to in paragraph (ii) above be executed by counterparts; and (c) the Board may subdelegate the powers referred to in paragraph (iv) above, total o partially in favor of third parties.

3)	Reduction of the capital stock as a result of the scheduled redemption (pursuant to the terms and conditions of issuance), pro rata of each shareholder’s holdings, of (i) 418,198 Class “A” Preferred Shares, par value AR$10 per share, at the applicable redemption value, to be adjusted by application of the CER corresponding to the date on which the redemption value will be effectively made available; and (ii) the number of Class “A” Preferred Shares that will need to be redeemed as a consequence of the fractions resulting from the calculation of the redemption referred to in (i), at the same value.

The Meeting resolved to approve the following proposal made by the Board:

(i)	to approve the scheduled redemption, as from August 30, 2011 and once the distribution amount approved in Item Two of the Agenda has been made available, pro rata of each “Class A” Preferred Shareholder, of 418,198 “Class A” Preferred Shares, at a par value of AR$10 per “Class A” Preferred Share, representing approximately 51% of the “Class A” Preferred Shares, pursuant to the terms and conditions of issuance, at a redemption price of AR$836.155681 per share (including adjustment by a projected CER as of August 30, 2011), which is subject to the application of the CER corresponding to the date on which the redemption value will be effectively made available. It was informed that, based on the projected CER as of August 30, 2011, the aggregate redemption value of the “Class A” Shares amounts to AR$349,678,633.

(ii)

to reduce the Company’s capital stock in an amount resulting from the redemption of “Class A” Preferred Shares approved in paragraph (i) above, by reducing the account Capital Stock in an amount of AR$4,181,980 and the account Inflation Adjustment of Capital Stock in an amount of AR$6,645,209, which represent 5.48755% of each of such accounts, and by reducing the account Share Issue Premiums in an amount equal to the remaining balance of the aggregate redemption value to be paid to the “Class A” Preferred Shares. The remaining balance attributable to the Share Issue Premiums shall be determined based on the CER corresponding to the date on which the redemption value is effectively made available. It was also informed that, based on the projected CER as of August 30, 2011, the Company’s accounts would be reduced by the following amounts: Capital Stock: AR$4,181,980; Inflation Adjustment of Capital Stock AR$6,645,209 and Share Issue Premiums: AR$338,851,444, which total AR$349,678,633. The foregoing calculation shall be adjusted by the CER corresponding to the date on which the redemption value will be effectively made available.

(iii)	if any fraction of a “Class A” Preferred Share resulted from the approved redemption and its pro rata application on the aggregate of the holding of each “Class A” Preferred Shareholder, the shares aggregating such fractions (the “Additional Shares”) shall be subject to redemption at the same value set forth in paragraph (i) above, and the shareholders shall receive in cash the redemption value of their respective fraction in an effective and identical value as that set forth in paragraph (i) above. It was also informed that, as of the date of the Meeting, based on the current distribution of the holdings of the “Class A” Preferred Shareholders, four (4) Additional Shares will be redeemed.

(iv)	to reduce the Company’s capital stock in an amount resulting from the redemption of the Additional Shares by means of reducing the Company’s accounts in the manner mentioned in paragraph (ii) above.

(v)	to grant powers to the Board of Directors for purposes of perfecting the scheduled redemption of the “Class A” Preferred Shares, and the redemption and payment of the share fractions that may be applicable; and

(vi)	to grant the necessary authorizations to require the approval and registration of the reduction of capital stock.

The Meeting also resolved that (a) the calculation of the shares to be redeemed and their final value be determined at a Board Meeting to be held on August 17, 2011, once the CER applicable as of August 30, 2011 –date on which the redemption value shall be made available- is publicly known; (b) that August 17, 2011 be the record date on which the respective holdings of the Class “A” Preferred Shares be considered and the number of Additional Shares be calculated; and (c) the Board may subdelegate the powers referred to in paragraph (v) above, total o partially in favor of third parties.

4)	Ratification by the holders of Class “A” Preferred Shares, at a special shareholders’ meeting of holders of Class “A” Preferred Shares, of the resolutions approved in connection with Items Second and Third of the Agenda.

The holders of Class “A” Preferred Shares, at a Special Class “A” Preferred Stockholders’ Meeting, ratified the resolutions passed by the Meeting in Items Second and Third.

Ms. María Inés Pont Lezica, representing the Comisión Nacional de Valores and Mr. Alejandro Romano, representing the Buenos Aires Stock Exchange, attended the stockholders’ meeting.

Jorge Alberto Firpo

General Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	August 5, 2011	By:	/s/ Jorge Alberto Firpo
Name: Jorge Alberto Firpo
Title: General Manager